UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Quarter ending June 30, 2022

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

5 Fleet Place

London, EC4M7RD

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

This Form 6-K consists of the following materials, which appear immediately following this page:

●	Press release dated August 15, 2022 announcing results for the quarter ended June 30, 2022
●	Second quarter 2022 earnings call presentation

This Form 6-K is being furnished for the purpose of incorporating by reference the information in this Form 6-K into (a) Registration Statement No. 333-208911 on Form S-8, (b) Registration Statement No. 333-259445 on Form F-3, (c) Registration Statement No. 333-258254 on Form F-3 and (d) Registration Statement No. 333-255973 on Form F-3 and related prospectuses, as such registration statements and prospectuses may be amended from time to time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2022
FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)

Ferroglobe Reports Record Financial Performance in Second Quarter 2022

LONDON, August 15, 2022 (GLOBE NEWSWIRE) – Ferroglobe PLC (NASDAQ: GSM) (“Ferroglobe”, the “Company”, or the “Parent”), a leading producer globally of silicon metal, silicon-based and manganese-based specialty alloys, today announced results for the second quarter 2022.

FINANCIAL HIGHLIGHTS

●	Record Q2 2022 revenue of $840.8 million, up 17.6% over the prior quarter
●	Record Q2 2022 Adjusted EBITDA of $303.2 million, up 25.7% over the prior quarter
●	Adjusted EBITDA margin improvement of 234 basis points to 36.1% in Q2 2022, up from 33.7% the prior quarter
●	Record net profit of $185.1 million (diluted earnings per share of $0.98), compared to net profit of $150.8 million (diluted earnings per share of $0.80) in Q1 2022
●	Net debt of $194 million at quarter end, significant decrease from $342 million at the end of Q1
●	Bolstered liquidity: total cash of $306.5 million at quarter-end, up $130.5 million from the prior quarter, and new $100 million asset based loan (undrawn)

BUSINESS HIGHLIGHTS

●	Stellar performance across the platform; strong pricing across all product categories
●	Robust volume demand in manganese alloys
●	Successful execution of corporate priorities: significant reduction in net debt and bolstering of liquidity
●	Increased run-rate cost savings targets relating to the strategic turnaround plan:
◾	from the initial run-rate target of $180 million to the revised target of $225 million
●	Restart of the second furnace at the Selma, Alabama facility during the quarter; current run-rate annual silicon metal production of 22,000 tons
●	Achieved new industry milestones in our silicon metal powders for batteries
●	Signing of MOU in the United States to establish low-carbon and fully traceable solar supply chain
●	Published inaugural ESG report

Dr. Marco Levi, Ferroglobe’s Chief Executive Officer, commented, “Since designing our transformation plan in 2020, our team has been resilient in pushing forward to bolster our overall competitiveness by refocusing the product portfolio towards higher value added products and continuously improving our cost position.  I am proud that for six consecutive quarters now, we have steadily improved our financial results on the back of these various initiatives, and are currently reporting a record-setting second quarter.  Our profitablity is the highest in company history, our net debt is the lowest since the formation of Ferroglobe, and our daily operations are running seamlessly.  This drastic improvement in our operational and financial results reinforce our current strategy and approach to driving change so that we can ensure that our company remains competitive for the long-term.”

“As the operating environment evolves, our business continues to evolve.  We recently published our inaugural ESG report as an initial step towards increased transparency through reporting of key performance metrics.  We continue to feel good about the near-term fundamentals in terms of overall demand and pricing, relative to historical pricing levels.  However, in the face of macro uncertainty, inflation, and the global energy crisis, we are entering the second half of the year with a degree of caution.  Our primary focus remains on driving profitability and cash generation so that we can deliver on our goals,” concluded Dr. Levi.

Second Quarter 2022 Financial Highlights

	Quarter Ended	Quarter Ended	Quarter Ended	%	%	Six Months Ended	Six Months Ended	%
$,000 (unaudited)	June 30, 2022	March 31, 2022	June 30, 2021	CQ/PQ	CYQ/PYQ	June 30, 2022	June 30, 2021	CY/PY

Sales	$840,808	$715,265	$418,538	18%	101%	$1,556,073	$779,928	100%
Raw materials and energy consumption for production	$(369,749)	$(340,555)	$(267,939)	9%	38%	$(710,304)	$(518,104)	37%
Operating profit (loss)	$265,298	$211,130	$8,421	26%	3,050%	$476,428	$(35,762)	1,432%
Operating margin	31.6%	29.5%	2%			30.6%	(5%)
Adjusted net income (loss) attributable to the parent	$213,170	$165,303	$2,964	29%	7,092%	$378,472	$(15,208)	2,589%
Adjusted diluted EPS	$1.14	$0.88	$0.02			$2.02	$(0.10)
Adjusted EBITDA	$303,159	$241,119	$34,088	26%	789%	$544,277	$56,157	869%
Adjusted EBITDA margin	36.1%	33.7%	8.1%			35.0%	7.2%
Operating cash flow	$164,818	$65,908	$(3,164)	150%	5,309%	$230,726	$11,627	1,884%
Free cash flow[1]	$151,109	$56,783	$(5,738)	166%	2,733%	$207,892	$3,405	6,005%

Working Capital	$687,345	$613,187	$334,291	12%	106%	$687,345	$334,291	106%
Working Capital as % of Sales[2]	20.4%	21.4%	20.0%			22.1%	21.4%
Cash and Restricted Cash	$306,511	$176,022	$106,089	74%	189%	$306,511	$106,089	189%
Adjusted Gross Debt[3]	$500,472	$518,093	$464,078	(3%)	8%	$500,472	$464,078	8%
Equity	$637,710	$475,477	$299,469	34%	113%	$637,710	$299,469	113%
(1)	Free cash flow is calculated as operating cash flow plus investing cash flow
(2)	Working capital based on annualized quarterly sales respectively
(3)	Adjusted gross debt excludes bank borrowings on factoring program and impact of leasing standard IFRS16 at June 30, 2022 Mar 31, 2022 & June 30, 2021

Sales

In the second quarter of 2022, Ferroglobe reported net sales of $840.8 million, up 18% over the prior quarter and up 101% over Q2 2021.  The improvement in our second quarter results is primarily attributable to higher volumes across our product portfolio, and higher pricing primarily in silicon based alloys and manganese based alloys. The $126 million increase in sales over the prior quarter was primarily driven by silicon metal, which accounted for $43 million, and manganese-based alloys, which accounted for $48 million.

Raw materials and energy consumption for production

Raw materials and energy consumption for production was $369.8 million in Q2 2022 versus $340.6 million in the prior quarter, an increase of 9%. As a percentage of sales, raw materials and energy consumption for production was 44% in the second quarter of 2022 versus 47.6% in the prior quarter.  Costs of several key inputs such as electrodes, paste and coal were adversely impacted by inflationary pressures.  Partially offsetting this was a $31.2 milion energy cost benefit in France, which will continue to benefit our costs for the remainder of 2022.

Net Income (Loss) Attributable to the Parent

In Q2 2022, net profit attributable to the Parent was $185.3 million, or $0.98 per diluted share, compared to a net profit attributable to the Parent of $151.2 million, or $0.80 per diluted share in Q1 2022.

Adjusted EBITDA

In Q2 2022, Adjusted EBITDA was $303.2 million, or 36.1% of sales, an increase of 25.7% compared to adjusted EBITDA of $241.1 million, or 33.7% of sales in Q1 2022. The increase in the Q2 2022 Adjusted EBITDA is primarily attributable to volume products increase across all the products. Overall, the positive impact from pricing was $13.4 million and the impact from higher volumes was $49.6 million.  During the quarter, the impact of higher costs was $3.9 million, primarily due to the raw material price inflation, partially offset by improved energy costs in Spain and France.

Total Cash

The total cash balance was $306.5 million as of June 30, 2022, up $130.5 million from $176.0 million as of March 31, 2022.

During Q2 2022, we generated positive operating cash flow of $164.8 million, had negative cash flow from investing activities of $13.7 million, and $14.8 million in cash flow from financing activities.

Total Working Capital

Total working capital was $687.3 million in the second quarter of 2022, increasing from $613.2 million at March 31, 2022.  The $74.1 million increase in working capital was due primarily to a $40.7 million increase in inventories as a result of higher sales, and a $34.8 million decrease in accounts payables. On a relative basis, we successfully kept working capital as a percentage of sales flat during the second quarter at 20.4%, compared to 21.4% during the prior quarter.  This is largely attributable to the financial discipline introduced to our operations over the past year.

Closing of Asset-Based Revolving Credit Facility

The Company closed a new, five-year $100 million North American asset-based revolving credit facility (the “ABL Revolver”), involving Ferroglobe’s subsidiary, Globe Specialty Metals, Inc. (“Globe”), and its wholly owned North American subsidiaries, as borrowers, and Bank of Montreal (“BMO”), as lender and agent, on June 30, 2022.

At closing, there was no drawing under the ABL Revolver. Going forward, potential drawings under the ABL Revolver will be used for general corporate purposes.

The ABL Revolver is subject to a borrowing base comprising North American inventory and accounts receivable of Globe (and certain of its subsidiaries) and bears interest of SOFR plus a spread of 150-175 basis points depending on the level of utilization.

Beatriz García-Cos, Ferroglobe’s Chief Financial Officer, commented, “During the second quarter we successfully executed a number of initiatives, in addition to delivering record setting results. We strengthened our balance sheet by increasing liquidity with a new $100 million asset based loan which offers significantly lower cost of capital relative to our existing debt instruments.  Furthermore, we are delivering on our key priority which is significant deleveraging of the balance sheet, with a gross debt target of $200 million.  We opportunistically repurchased senior notes in the open market and we successfully redeemed the full $60 million of 9% senior notes in July. The recent upgrades to our credit rating is a further testament to the strengthening of our credit profile.”

“While we have been performing well in a market with strong prices and healthy demand, a significant part of our outperformance has been the result of our transformation initiatives, which should enable us to ensure positive cash generation through the cycle.  Since initiating this plan, we have increased our target cost savings from $180 million to $225 million as we identify new areas for further cost reduction, improve efficiencies within our organization, and optimize our working capital in a collective effort to drive cash generation,” added Mrs. García-Cos.

.

Product Category Highlights

Silicon Metal

	Quarter Ended	Quarter Ended		Quarter Ended		Six Months Ended	Six Months Ended
	June 30, 2022	March 31, 2022	Change	June 30, 2021	Change	June 30, 2022	June 30, 2021	Change
Shipments in metric tons:	62,988	56,349	11.8%	67,322	(6.4)%	119,337	128,597	(7.2)%
Average selling price ($/MT):	5,649	5,552	1.7%	2,347	140.7%	5,603	2,317	141.8%

Silicon Metal Revenue ($,000)	355,819	312,850	13.7%	158,005	125.2%	668,669	297,959	124.4%
Silicon Metal Adj.EBITDA ($,000)	175,108	151,661	15.5%	13,655	1182.4%	326,769	28,417	1049.9%
Silicon Metal Adj.EBITDA Mgns	49.2%	48.5%		8.6%		48.9%	9.5%

Silicon metal revenue in the second quarter was $355.8 million, an increase of 13.7% over the prior quarter.  Total shipments of silicon metal increased 11.8% due to continued demand strength in the chemical and aluminum end markets, the restart of our Selma, Alabama facility, some carry over from Q1´22 due to logistical challenges. Costs were adversely impacted by inflationary pressure on raw materials and general operating costs ($10.4 million), increases across several other areas ($2.2 million), and positively offset by the current quarter’s net impact on the energy price adjustment in France ($12.2 million). Adjusted EBITDA for silicon metal increased to $175.1 million during the second quarter, up 15.5% from $151.7 million the prior quarter.

Silicon-Based Alloys

	Quarter Ended	Quarter Ended		Quarter Ended		Six Months Ended	Six Months Ended
	June 30, 2022	March 31, 2022	Change	June 30, 2021	Change	June 30, 2022	June 30, 2021	Change
Shipments in metric tons:	57,658	57,594	0.1%	65,222	(11.6)%	115,252	126,826	(9.1)%
Average selling price ($/MT):	4,097	3,680	11.3%	1,830	123.9%	3,889	1,750	122.2%

Silicon-based Alloys Revenue ($,000)	236,225	211,946	11.5%	119,356	97.9%	448,171	221,946	101.9%
Silicon-based Alloys Adj.EBITDA ($,000)	97,141	78,411	23.9%	11,380	753.6%	175,552	21,474	717.5%
Silicon-based Alloys Adj.EBITDA Mgns	41.1%	37.0%		9.5%		39.2%	9.7%

Silicon-based alloy revenue in the second quarter was $236.2 million, an increase of 11.5% over the prior quarter. The average realized selling price improve by 11.3%, due to product mix, with a greater weighting towards specialty grades and higher priced foundry products.  Total shipments were in-line over the prior quarter. Costs were adversely impacted by inflationary pressures across raw materials and general operating costs ($6.6 million), and expenses related to the Chateau Feulliet facility in France ($4.1 million).  This part of our business benefited from the positive energy price adjustment in Frnace ($2.9 million).  Adjusted EBITDA for the silicon- based alloys portfolio increased to $97.1 million, up 23.9% from $78.4 million the prior quarter.

Manganese-Based Alloys

	Quarter Ended	Quarter Ended		Quarter Ended		Six Months Ended	Six Months Ended
	June 30, 2022	March 31, 2022	Change	June 30, 2021	Change	June 30, 2022	June 30, 2021	Change
Shipments in metric tons:	97,007	75,082	29.2%	68,323	42.0%	172,089	140,932	22.1%
Average selling price ($/MT):	1,986	1,925	3.2%	1,414	40.5%	1,959	1,290	51.9%

Manganese-based Alloys Revenue ($,000)	192,656	144,533	33.3%	96,609	99.4%	337,189	181,802	85.5%
Manganese-based Alloys Adj.EBITDA ($,000)	32,871	20,371	61.4%	15,662	109.9%	53,242	25,836	106.1%
Manganese-based Alloys Adj.EBITDA Mgns	17.1%	14.1%		16.2%		15.8%	14.2%

Manganese-based alloy revenue in the second quarter was $192.7 million, an increase of 33.3% over the prior quarter. Total shipments of manganese-based alloys increased 29.2%.  Averaged realized selling prices were positively impacted by the increase in index pricing which continued in Q2 2022.  During the quarter, Adjusted EBITDA from our manganese-based alloys portfolio was $32.9 million, up 61.4% over the prior quarter as a result of higher volumes. Costs were adversely impacted by the mark-to-market accounting treatment relating to the earn-out provision ($6.7 million), an increase in raw material costs ($0.5 million), and positively offset by improved energy costs in Spain and France ($6.1 million).

Russia – Ukraine War

The recent outbreak of war between Russia and Ukraine has disrupted supply chains and caused instability in the global economy, while the United States and the European Union, among other countries, announced sanctions against Russia. The ongoing conflict could result in the imposition of further economic sanctions against Russia. Sanctions imposed on coal & assimilated products such as anthracite and metallurgical coke have obliged Ferroglobe to redirect its sourcing of such products to other origins at a moment of strong market demand. The uncertain supply and logistical conditions in Russia have also led Ferroglobe to diversify its sourcing of carbon electrodes. New sourcing were put in place during the course of Q2 2022 allowing Ferroglobe to ensure supply continuity to its operations worldwide. Although Ferroglobe managed successfully to ensure supply continuity at its operations, it was impacted by the short-term increase of raw materials prices linked to the conflict.

Subsequent events

Redemption of 9.0% Senior Secured Notes due 2025

On July 11, the Company announce the giving of a notice of redemption of all of the 9.0% Senior Secured Notes due 2025 issued by the Issuer (the “Notes”) at 100% of the principal amount thereof plus accrued interest.  On the date hereof, $60 million in aggregate principal amount was outstanding.  The redemption has been carried out on July 21, 2022.

Conference Call

Ferroglobe invites all interested persons to participate on its conference call at 8:30 AM, U.S. Eastern Daylight Time on August 16, 2022. Please dial-in at least five minutes prior to the call to register. The call may also be accessed via an audio webcast.

To join via phone:
Conference call participants should pre-register using this link:
https://register.vevent.com/register/BIff8f07e860f54efe8cf0e341348f49d0
Once registered, you will receive the dial-in numbers and a personal PIN, which are required to access the conference call.

To join via webcast:
A simultaneous audio webcast, and replay will be accessible here:
https://edge.media-server.com/mmc/p/rvdq3dxw

About Ferroglobe

Ferroglobe is one of the world’s leading suppliers of silicon metal, silicon- and manganese-based specialty alloys, and other ferroalloys serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. The Company is based in London. For more information, visit http://investor.ferroglobe.com.

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the Company’s future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intends”, “likely”, “may”, “plan”, “potential”, “predicts”, “seek”, “target”, “will” and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to the Company and assumptions that management believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the Company’s control.

Forward-looking financial information and other metrics presented herein represent the Company’s goals and are not intended as guidance or projections for the periods referenced herein or any future periods.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

Non-IFRS Measures

This document may contain summarized, non-audited or non-GAAP financial information. The information contained herein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including any other documents released by the Company that may contain more detailed information.Adjusted EBITDA, adjusted EBITDA margin, adjusted net profit, adjusted profit per share, working capital and net debt, are non-IFRS financial metrics that management uses in its decision making. Ferroglobe has included these financial metrics to provide supplemental measures of its performance. The Company believes these metrics are important and useful to investors because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures.

INVESTOR CONTACT:

Gaurav Mehta
Executive Vice President – Investor Relations
Email:   investor.relations@ferroglobe.com

MEDIA CONTACT:

Cristina Feliu Roig

Executive Director – Communications & Public Affairs

Email:   corporate.comms@ferroglobe.com

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Income Statement

(in thousands of U.S. dollars, except per share amounts)

	Quarter Ended	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
	June 30, 2022	March 31, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Sales	$840,808	$715,265	$418,538	$1,556,073	$779,928
Raw materials and energy consumption for production	(369,749)	(340,555)	(267,939)	(710,304)	(518,104)
Other operating income	26,223	23,008	37,105	49,231	39,018
Staff costs	(80,704)	(81,986)	(63,197)	(162,690)	(158,464)
Other operating expense	(130,992)	(83,176)	(93,171)	(214,168)	(130,006)
Depreciation and amortization charges, operating allowances and write-downs	(20,185)	(21,109)	(23,523)	(41,294)	(48,808)
Other gain (loss)	(103)	(317)	608	(420)	674
Operating profit (loss)	265,298	211,130	8,421	476,428	(35,762)
Net finance expense	(12,829)	(12,455)	(11,178)	(25,284)	(27,042)
Exchange differences	(7,882)	(4,393)	3,237	(12,275)	(6,077)
Profit (loss) before tax	244,587	194,282	480	438,869	(68,881)
Income tax benefit (loss)	(59,529)	(43,495)	250	(103,024)	1,094
Profit (loss) for the period	185,058	150,787	730	335,845	(67,787)
Loss attributable to non-controlling interest	265	376	1,180	641	2,315
Profit (loss) attributable to the parent	$185,323	$151,163	$1,910	$336,486	$(65,472)

EBITDA	$285,483	$232,239	$31,944	$517,722	$13,046
Adjusted EBITDA	$303,159	$241,119	$34,088	$544,277	$56,157

Weighted average shares outstanding
Basic	187,441	187,408	169,298	187,424	169,295
Diluted	188,538	188,583	169,298	188,567	169,295

Profit (loss) per ordinary share
Basic	$0.99	$0.81	$0.01	$1.80	$(0.39)
Diluted	$0.98	$0.80	$0.01	$1.78	$(0.39)

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Financial Position

(in thousands of U.S. dollars)

	June 30,	March 31,	December 31,
	2022	2022	2021
ASSETS
Non-current assets
Goodwill	$29,702	$29,702	$29,702
Other intangible assets	94,866	188,407	100,642
Property, plant and equipment	528,198	548,862	554,914
Other non-current financial assets	3,920	3,977	4,091
Deferred tax assets	124	246	7,010
Non-current receivables from related parties	1,558	1,665	1,699
Other non-current assets	17,818	18,819	18,734
Non-current restricted cash and cash equivalents	2,077	2,220	2,272
Total non-current assets	678,263	793,898	719,064
Current assets
Inventories	403,004	362,298	289,797
Trade and other receivables	498,619	499,953	381,073
Current receivables from related parties	2,605	2,784	2,841
Current income tax assets	2,314	408	7,660
Other current financial assets	203	203	104
Other current assets	15,518	11,838	8,408
Current restricted cash and cash equivalents	—	—	—
Cash and cash equivalents	304,434	173,802	114,391
Total current assets	1,226,697	1,051,286	804,274
Total assets	$1,904,960	$1,845,184	$1,523,338

EQUITY AND LIABILITIES
Equity	$637,710	$475,477	$320,031
Non-current liabilities
Deferred income	48,961	70,699	895
Provisions	55,771	57,858	60,958
Bank borrowings	2,922	3,360	3,670
Lease liabilities	9,514	10,636	9,968
Debt instruments	385,911	404,954	404,938
Other financial liabilities (1)	37,020	38,674	4,549
Other Obligations (2)	43,232	37,241	38,082
Other non-current liabilities (2)	—	—	1,476
Deferred tax liabilities	41,228	35,423	25,145
Total non-current liabilities	624,559	658,845	549,681
Current liabilities
Provisions	95,300	159,386	137,625
Bank borrowings	96,412	95,359	95,297
Lease liabilities	7,342	7,869	8,390
Debt instruments	15,075	6,382	35,359
Other financial liabilities (1)	57,653	62,141	62,464
Payables to related parties	9,605	8,685	9,545
Trade and other payables	214,278	249,064	206,000
Current income tax liabilities	43,193	21,208	1,775
Other Obligations (2)	16,469	18,369	22,843
Other current liabilities (2)	87,364	82,399	74,328
Total current liabilities	642,691	710,862	653,626
Total equity and liabilities	$1,904,960	$1,845,184	$1,523,338

(1)	On January 25, 2022, the Ministry opened a hearing to decide on reimbursement of the loan. The company presented its allegations on February 15, 2022. Based on those allegations, the reimbursement procedure has been suspended and a new final report is expected to be made by the Ministry by the end of 2022 ending the administrative procedure and establishing the definitive amount of the partial reimbursement to be made. However, for accounting purposes the entire loan was considered short-term
(2)	In 2021 we disaggregated “Other liabilities” into an additional line to the balance sheet “Other obligations“ to separately present certain contractual obligations whose nature and function differs from other items presented in the “Other liabilities line”, so as to allow a better understanding of the Company´s financial position.

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Cash Flows

	Quarter Ended	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
	June 30, 2022	March 31, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Cash flows from operating activities:
Profit (loss) for the period	$185,058	$150,787	$730	$335,845	$(67,787)
Adjustments to reconcile net (loss) profit to net cash used by operating activities:
Income tax (benefit) expense	59,529	43,495	(250)	103,024	(1,094)
Depreciation and amortization charges, operating allowances and write-downs	20,185	21,109	23,523	41,294	48,808
Net finance expense	12,829	12,455	11,178	25,284	27,042
Exchange differences	7,882	4,393	(3,237)	12,275	6,077
Net loss (gain) due to changes in the value of asset	(10)	(6)	(243)	(16)	(264)
Gain on disposal of non-current assets	—	302	—	302	(43)
Share-based compensation	970	1,807	673	2,777	886
Other adjustments (1)	112	21	(366)	133	(368)
Changes in operating assets and liabilities					—
(Increase) decrease in inventories	(59,568)	(73,611)	(8,770)	(133,179)	2,676
(Increase) decrease in trade receivables	(25,963)	(121,767)	(8,625)	(147,730)	(50,317)
Increase (decrease) in trade payables	(10,959)	40,073	16,184	29,114	42,336
Other	5,654	(12,463)	(32,783)	(6,809)	4,910
Income taxes paid	(30,901)	(687)	(1,178)	(31,588)	(1,235)
Net cash provided (used) by operating activities	164,818	65,908	(3,164)	230,726	11,627
Cash flows from investing activities:
Interest and finance income received	140	68	128	208	163
Payments due to investments:
Other intangible assets (1)	—	—	—	—	—
Property, plant and equipment	(13,855)	(9,193)	(3,245)	(23,048)	(8,928)
Other	6	—	—	6	—
Disposals:					—
Other non-current assets	—	—	543	—	543
Net cash (used) provided by investing activities	(13,709)	(9,125)	(2,574)	(22,834)	(8,222)
Cash flows from financing activities:
Payment for debt and equity issuance costs	(100)	—	(11,093)	(100)	(17,691)
Proceeds from debt issuance	—	(4,943)	40,000	(4,943)	40,000
Increase/(decrease) in bank borrowings:					—
Borrowings	301,360	244,164	149,945	545,524	277,635
Payments	(292,253)	(237,627)	(144,983)	(529,880)	(302,447)
Amounts paid due to leases	(2,277)	(2,518)	(3,157)	(4,795)	(6,013)
Other amounts received/(paid) due to financing activities	(19,119)	38,298	—	19,179	—
Interest paid	(2,376)	(34,799)	(3,333)	(37,175)	(20,348)
Net cash (used) provided by financing activities	(14,765)	2,575	27,379	(12,190)	(28,864)
Total net cash flows for the period	136,344	59,358	21,641	195,702	(25,459)
Beginning balance of cash and cash equivalents	176,022	116,663	84,367	116,663	131,557
Exchange differences on cash and cash equivalents in foreign currencies	(5,855)	1	81	(5,854)	(9)
Ending balance of cash and cash equivalents	$306,511	$176,022	$106,089	$306,511	$106,089
Cash from continuing operations	304,434	173,802	99,940	304,434	99,940
Current/Non-current restricted cash and cash equivalents	2,077	2,220	6,149	2,077	6,149
Cash and restricted cash in the statement of financial position	$306,511	$176,022	$106,089	$306,511	$106,089

Adjusted EBITDA ($,000):

	Quarter Ended	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
	June 30, 2022	March 31, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Profit (loss) attributable to the parent	$185,323	$151,163	$1,910	$336,486	$(65,472)
Profit (loss) attributable to non-controlling interest	(265)	(376)	(1,180)	(641)	(2,315)
Income tax (benefit) expense	59,529	43,495	(250)	103,024	(1,094)
Net finance expense	12,829	12,455	11,178	25,284	27,042
Exchange differences	7,882	4,393	(3,237)	12,275	6,077
Depreciation and amortization charges, operating allowances and write-downs	20,185	21,109	23,523	41,294	48,808
EBITDA	285,483	232,239	31,944	517,722	13,046
Restructuring and termination costs	3,406	5,909	2,144	9,315	43,111
New strategy implementation	14,270	2,971	—	17,240	—
Adjusted EBITDA	$303,159	$241,119	$34,088	$544,277	$56,157

Adjusted profit attributable to Ferroglobe ($,000):

	Quarter Ended	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
	June 30, 2022	March 31, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Profit (loss) attributable to the parent	$185,323	$151,163	$1,910	$336,486	$(65,472)
Tax rate adjustment	13,498	6,931	(404)	20,429	20,948
Restructuring and termination costs	2,765	4,797	1,458	7,562	29,315
New strategy implementation	11,584	2,412	—	13,995	—
Adjusted profit (loss) attributable to the parent	$213,170	$165,303	$2,964	$378,472	$(15,208)

Adjusted diluted profit per share:

	Quarter Ended	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
	June 30, 2022	March 31, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Diluted profit (loss) per ordinary share	$0.98	$0.80	$0.01	$1.78	$(0.39)
Tax rate adjustment	0.08	0.04	(0.00)	0.12	0.12
Restructuring and termination costs	0.02	0.03	0.01	0.04	0.17
New strategy implementation	0.06	0.01	—	0.08	—
Adjusted diluted profit (loss) per ordinary share	$1.14	$0.88	$0.02	$2.02	$(0.10)

Advancing Materials Innovation NASDAQ: GSM Second Quarter 2022 Results August 16th, 2022

Forward-Looking Statements and

non-IFRS Financial Metrics

This presentation contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934,

as amended. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe our future plans, strategies and expectations. Forward-looking statements can generally be identified by the use of forward-looking terminology, including, but not limited to, "may," “could,” “seek,” “guidance,” “predict,” “potential,” “likely,” "believe," "will," "expect," "anticipate," "estimate,"

"plan," "intend," "forecast," “aim,” “target,” or variations of these terms and similar expressions, or the negative of these terms or similar expressions.

Forward-looking statements contained in this presentation are based on information presently available to Ferroglobe PLC (“we,” “us,” “Ferroglobe,” the “Company” or the “Parent”) and assumptions that we believe to be reasonable, but are inherently uncertain. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control.

You are cautioned that all such statements involve risks and uncertainties, including without limitation, risks that Ferroglobe will not successfully integrate the businesses of Globe Specialty Metals, Inc. and Grupo

FerroAtlántica SAU, that we will not realize estimated cost savings, value of certain tax assets, synergies and growth, and/or that such benefits may take longer to realize than expected. Important factors that may cause actual results to differ include, but are not limited to: (i) risks relating to unanticipated costs of integration, including operating costs, customer loss and business disruption being greater than expected; (ii) our organizational and governance structure; (iii) the ability to hire and retain key personnel; (iv) regional, national or global political, economic, business, competitive, market and regulatory conditions including, among others, changes in metals prices; (v) increases in the cost of raw materials or energy; (vi) competition in the metals and foundry industries; (vii) environmental and regulatory risks; (viii) ability to identify liabilities associated with acquired properties prior to their acquisition; (ix) ability to manage price and operational risks including industrial accidents and natural disasters; (x) ability to manage foreign operations; (xi) changes in technology; (xii) ability to acquire or renew permits and approvals; (xiii) changes in legislation or governmental regulations affecting Ferroglobe; (xiv) conditions in the credit markets; (xv) risks associated with assumptions made in connection with critical accounting estimates and legal proceedings; (xvi) Ferroglobe's international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; and (xvii) the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability or other regulatory compliance costs. The foregoing list is not exhaustive.

You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business, including those described in the “Risk Factors” section of our Registration Statement on Form F-1,

Annual Reports on Form 20-F, Current Reports on Form 6-K and other documents we file from time to time with the United States Securities and Exchange Commission. We do not give any assurance (1) that we will achieve our expectations or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. Forward- looking financial information and other metrics presented herein represent our key goals and are not intended as guidance or projections for the periods presented herein or any future periods.

We do not undertake or assume any obligation to update publicly any of the forward-looking statements in this presentation to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. We caution you not to place undue reliance on any forward-looking statements, which are made only as of the date of this presentation.

Adjusted EBITDA, adjusted EBITDA margin, adjusted net profit, adjusted profit per share, working capital, adjusted gross debt and net debt, are non-IFRS financial metrics that, we believe, are pertinent measures of

Ferroglobe’s success. The Company has included these financial metrics to provide supplemental measures of its performance. We believe these metrics are important because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures.

For additional information, including a reconciliation of the differences between such non-IFRS financial measures and the comparable IFRS financial measures, refer to the press release dated August 15, 2022 accompanying this presentation, which is incorporated by reference herein.

Q2 Business Review

OPENING REMARKS

BUSINESS HIGHLIGHTS

Record setting sales, Adj. EBITDA, net income,

earnings, and cash flow generation

$841 million

SALES

18% QoQ increase

$303 million

ADJ. EBITDA

26% QoQ growth

36%

ADJ. EBITDA MARGIN

234 bps increase QoQ

$185 million

NET INCOME

$0.98 EPS (diluted)

23% increase QoQ

$194 million

NET DEBT (6/30/22)

$342 million (3/31/22)

Q2 FINANCIAL HIGHLIGHTS

$136 million

NET CASH FLOW

130% increase QoQ

Stellar performance across the platform in Q2

Strong pricing across all product categories

Higher demand for manganese alloys volumes

Cost cutting/improved efficiencies offsetting inflationary pressures

Successful execution of strategy

Sixth consecutive quarter of improvement (sales, Adj. EBITDA)

Increased run-rate cost savings target ($225m up from $180m)

Note:

1 Excludes subsequent redemptions of $60m of super senior notes in July 2022

Strong increase in cash generation

Top line growth coupled with cost management

Continued improvement in management of working capital

Strengthened balance sheet

Bolstered liquidity: cash generation & low rate, asset based loan

Significant debt reduction1

PRODUCT CATEGORY SNAPSHOT

Silicon Metal

Volume trends

Index pricing trends ($/mt) Sequential quarters EBITDA evolution ($m)

• Avg. realized price up 1.7% QoQ (excl. JV shipments, avg. realized price down -1.4% QoQ) outperforming the broader market

• Volumes increased 11.8%: end market demand strength, 2nd furnace restart at Selma facility, and improved operational efficiency

• Inflationary pressure on raw materials and general operating costs

(-$10.4m), other items (-$2.2m), partially offset by current quarter net impact on energy price adjustment in France (+$12.2m)

• Strong Q2 pricing environment positively impacts index-based contracts in Q3

1,500

3,500

5,500

7,500

9,500

11,500

Jul-20

Aug-20

Sep-20

Oct-20

Nov-20

Dec-20

Jan-21

Feb-21

Mar-21

Apr-21

May-21

Jun-21

Jul-21

Aug-21

Sep-21

Oct-21

Nov-21

Dec-21

Jan-22

Feb-22

Mar-22

Apr-22

May-22

Jun-22

US CRU spot - import EU CRU spot (5.5.3)

51,215 54,912

61,275

67,322

61,713 63,681

56,349

62,988

Q3-20 Q4-20 Q1-21 Q2-21 Q3-21 Q4-21 Q1-22 Q2-22

PRODUCT CATEGORY SNAPSHOT

Silicon-Based Alloys

Volume trends

Index pricing trends ($/mt) Sequential quarters EBITDA evolution ($m)

42,449

57,351 61,604 65,222

55,863 60,078 57,594 57,658

Q3-20 Q4-20 Q1-21 Q2-21 Q3-21 Q4-21 Q1-22 Q2-22

• Avg. realized selling price up 11.3% primarily due to product mix: higher weighting towards specialty grades and sales into higher priced foundry products

• Inflationary pressure on raw materials and general operating costs

(-$6.6m), Chateau Feuillet related costs (-$4.1m), other (-$0.3m), partially offset by current quarter net impact on energy price

adjustment in France (+$2.9m)

• Cautious outlook given steel capacity curtailments in Europe

500

1,500

2,500

3,500

4,500

5,500

Jul-20

Aug-20

Sep-20

Oct-20

Nov-20

Dec-20

Jan-21

Feb-21

Mar-21

Apr-21

May-21

Jun-21

Jul-21

Aug-21

Sep-21

Oct-21

Nov-21

Dec-21

Jan-22

Feb-22

Mar-22

Apr-22

May-22

Jun-22

FeSi US CRU spot - import FeSi EU CRU spot

PRODUCT CATEGORY SNAPSHOT

Manganese-Based Alloys

Volume trends

Index pricing trends ($/mt) Sequential quarters EBITDA evolution ($m)

53,980

78,611 72,609 68,323 76,454

97,053

75,082

97,007

Q3-20 Q4-20 Q1-21 Q2-21 Q3-21 Q4-21 Q1-22 Q2-22

• Avg. realized selling price up 3.2% QoQ

• Volumes increased 29.2% QoQ; ramp-up in production to meet higher demand

• Costs adversely impacted by mark-to-market impact on future earnout provision (-$6.7m), increase in raw material costs (-$.0.5m), partially offset by improved energy costs in Spain (+$2.0m) and current quarter impact on energy price adjustment in France (+$4.1m)

• Shipment levels expected to revert to historical levels

800

1,300

1,800

2,300

Jul-20

Aug-20

Sep-20

Oct-20

Nov-20

Dec-20

Jan-21

Feb-21

Mar-21

Apr-21

May-21

Jun-21

Jul-21

Aug-21

Sep-21

Oct-21

Nov-21

Dec-21

Jan-22

Feb-22

Mar-22

Apr-22

May-22

Jun-22

High-carbon ferromanganese EU CRU spot Silico-manganese EU CRU spot

Q2 Financial Review

INCOME STATEMENT SUMMARY

Q2-22 VS. Q1-22

• Record top line driven primarily by higher

volumes and pricing across the portfolio

• Continued improvement in raw materials

as a percentage of sales despite

inflationary impact on raw materials

• Other operating expense increase

attributable the mark-to-market

adjustment relating to the earn-out

provision for the mn-alloys segment, and

higher third-party, success-based fees tied

to the transformation plan

• Third consecutive quarter of net

profitability with sharp increase QoQ

($000s, unless otherwise noted) Q2-22 Q1-22 vs Q

Sales 840,808 715,265 18%

Raw materials and energy consumption

for production (369,749) (340,555) (9%)

Raw materials / sales % 44% 48% (8%)

Other operating income 26,223 23,008 14%

Staff costs (80,704) (81,986) 2%

Other operating expense (130,992) (83,176) (57%)

Depreciation and amortization (20,185) (21,109) 4%

Operating profit/(loss) before

adjustments 265,401 211,447 26%

Others (103) (317) 68%

Operating profit/(loss) 265,298 211,130 26%

Net finance expense (12,829) (12,455) (3%)

FX differences & other gains/losses (7,882) (4,393) (79%)

Profit/(loss) before tax 244,587 194,282 26%

Income tax (59,529) (43,495) (37%)

Profit/(loss) 185,058 150,787 23%

Profit/(loss) attributable to noncontrolling

interest 265 376 (30%)

Profit/(loss) attributable to the parent 185,323 151,163 23%

EBITDA 285,483 232,239 23%

Adjusted EBITDA 303,159 241,118 26%

Adjusted EBITDA % 36% 34%

ADJUSTED EBITDA BRIDGE

Q2-22 vs Q1-22 ($m)

• Average selling price across core products increased 1.8%: Silicon Metal (+1.7%), Silicon-based alloys (+11.3%) and Mn-based alloys (+3.2%)

• Volume across core products increased 15.1%: Silicon Metal (+11.8)%, Si-based alloys (+0.1)% and Mn-based alloys (+29.2)%

• Cost increase primarily due to inflationary pressures on raw materials, partially offset by a positive energy price adjustment in France (~$20m)

BALANCE SHEET SUMMARY

1. Unaudited Financial Statements

2. Adjusted gross debt excludes bank borrowings on factoring program at Jun. 30, 2022 & Mar. 31, 2022, and on the A/R securitization at Mar. 31, 2021

3. Cash and restricted cash includes the following as at the respective period ends:

― Jun. 30, 2021 - Unrestricted cash of $99.9 million, and current, non-current restricted cash and cash equivalents of $6.0 million

― Mar. 31, 2022 - Unrestricted cash of $173.8 million, and current, non-current restricted cash and cash equivalents of $2.2 million

― Jun. 30, 2022 - Unrestricted cash of $304.4 million, and current, non-current restricted cash and cash equivalents of $2.1 million

4. Net Leverage and Working Capital as % of sales based on annualized quarterly Adjusted EBITDA and sales respectively

5. Excludes redemption of $60 million of 9% senior notes (closed July 2022)

($’000) Q2-221 Q1-221 Q2-211

Cash and Restricted Cash3 306,511 176,022 106,089

Total Assets 1,904,960 1,845,184 1,426,570

Adjusted Gross Debt2 500,4725 518,093 464,078

Net Debt 193,961 342,071 358,138

Book Equity 637,710 475,477 299,469

Total Working Capital 687,345 613,187 334,292

Working capital as a % of sales4 20.4% 21.4% 20.0%

Net Debt / Adjusted EBITDA4 0.16x 0.35x 2.6x

Net Debt / Total Assets 10.2% 18.5% 25.1%

Net Debt / Capital 23.3% 41.8% 54.5%

CASH AND DEBT EVOLUTION

464

498 513 518 500

358

403 397

342

194

Q2-21 Q3-21 Q4-21 Q1-22 Q2-22

Gross Debt Net Debt

106 95 116

176

307

Q2-21 Q3-21 Q4-21 Q1-22 Q2-22

Cash trends ($m) Adjusted gross and net debt ($m)

• Adjusted gross debt decreased as a result of the open-market repurchase of $19.9 million Senior Notes

• Net debt has decreased by $148 million primarily driven by acceleration of cash flow generation

Q2 balance

includes $60

million of 9%

super sr.

notes which

were

redeemed

in July 2022

CASH FLOW SUMMARY

(1) Free cash flow is calculated as operating cash flow plus investing cash flow

($’000) Q2-22 Q1-22 Q4-21 Q3-21 Q2-21

EBITDA 285,483 232,239 80,434 35,231 31,943

Non-cash items 1,072 2,124 (6,477) 1,250 65

Changes in Working capital (90,835) (167,768) (55,626) (71,518) (33,994)

Changes in Accounts Receivables (25,963) (121,767) (83,434) (27,683) (8,625)

Changes in Accounts Payable (10,959) 40,073 12,908 9,138 16,184

Changes in Inventory (59,568) (73,611) (11,137) (51,835) (8,770)

CO2 and Others 5,655 (12,463) 26,037 (1,138) (32,783)

Less Cash Tax Payments (30,901) (687) (2,918) 359 (1,178)

Operating cash flow 164,819 65,908 21,707 (34,677) (3,164)

Cash-flow from Investing Activities (13,709) (9,125) (7,458) (8,168) (2,574)

Cash-flow from Financing Activities (14,764) 2,575 7,364 31,952 27,379

Bank Borrowings 301,360 244,164 221,587 159,861 149,945

Bank Payments (292,253) (237,627) (210,902) (158,118) (144,983)

Amount paid due to leases (2,277) (2,518) (2,617) (2,602) (3,157)

Other amounts paid due to financing activities (19,119) 38,298 - - -

Payment of debt issuance costs (100) - - (26,060) (11,093)

Proceeds from equity issuance - - - 40,000 -

Proceeds from debt issuance - (4,943) - 20,000 40,000

Interest Paid (2,376) (34,799) (704) (1,125) (3,333)

Net cash flow 136,346 59,358 21,613 (10,893) 21,641

Total cash * (Beginning Bal.) 176,022 116,663 95,043 106,089 84,367

Exchange differences on cash and cash equivalents in

foreign currencies (5,857) 1 7 (153) 81

Total cash * (Ending Bal.) 306,511 176,022 116,663 95,043 106,089

Free cash flow (1) 151,110 56,783 14,249 (42,845) (5,738)

• Record net cash flow of $136m

impacted by:

─ NWC investment ($91m)

─ approx. $19m spent on

opportunistic open market

repurchases of 9 3/8%

Senior Notes

─ increase cash tax

payment due to higher

profitability and cap on

NOLs

• 166% increase in free cash flow

FINANCING UPDATE

Asset-Based Revolving Credit Facility Closing

• On June 30th, 2022 Ferroglobe US and Canadian subsidiaries entered in new ABL program with Bank of Montreal.

─ five-year, up to $100m financing guaranteed by accounts receivable and inventories in the US and Canada

─ interest of SOFR plus a spread of 150-175 basis points depending on the level of utilization

• At closing the facility was 100% undrawn and is not expected to be utilized in the near future

9.375% Senior Notes

• During Q2, Globe Specialty Metals opportunistically purchased in the open market approx. $19m (face value) of senior notes

9% Super Senior Notes (subsequent event)

• Subsequent to quarter close, (July 21st, 2022), Ferroglobe successfully redeemed 100% of the super senior notes at par value to the bond holders for a total amount of $60m

Moody’s credit upgrade (subsequent event)

• On August 5th, Moody’s upgraded the 9.375% senior notes due 2025 to B3

• Corporate rating upgrade to B3 in June

Corporate Updateb

GENERAL CORPORATE UPDATE

Transformation plan delivering ahead of schedule

• Increasing run-rate cost savings/EBITDA targets across all focus areas

• $225 million by 2024, up from initial target of $180 million

Committed to ESG

• Published inaugural ESG report increasing transparency and highlighting key metrics

Achieving new industry milestones in our silicon metal powders for batteries

• reached high purity production (up to 99.995%) in micrometer and sub-micrometer size

• Global recognition as a market leader in the supply of high-purity silicon for batteries and other advanced technologies

• Continued expansion of collaborations, joint development agreements and increasing sales

Memorandum of Understanding with REC Silicon

• Commits Ferroglobe to leverage U.S. asset base to supply high-purity silicon metal to REC Silicon aimed at jointly establishing a low-carbon traceable U.S. based solar supply chain

1

2

3

4

Q&A

Appendix ─ Supplemental Information

QUARTERLY SALES AND ADJUSTED EBITDA

22 06 22 34 38 86

241

303

Q3-20 Q4-20 Q1-21 Q2-21 Q3-21 Q4-21 Q1-22 Q2-22

Adjusted EBITDA

Quarterly Sales

$ millions Q3 2020 Q4 2020 Q1 2021 Q2 2021 Q3 2021 Q4 2021 Q1 2022 Q2 2022

Silicon Metal 115 124 140 158 152 187 313 356

Silicon Alloys 65 88 104 119 111 166 212 236

Mn Alloys 55 81 85 97 121 167 144 193

Other Business 28 28 33 45 43 50 46 56

Total Revenue 263 321 361 419 429 570 715 841

ADJUSTED GROSS DEBT

As of June 30, 2022

Notes:

1. Operating leases are excluded for comparison purposes and to align to the balance sheet prior to

IFRS16 adoption

2. LBP and Bankinter Factoring excluded for comparison purposes

3. Other bank loans relates to COVID-19 funding received in France with a supported guarantee from the French Government

4. Other government loans include primarily COVID-19 funding received in Canada from the

Government for $3.0 million

5. SEPI loans are part of the SEPI fund intended to provide assistance to non-financial companies operating in strategically important sectors within Spain in the wake of the COVID-19 pandemic

The nominal value of the reinstated notes totaled $345 million

The nominal value of the SEPI loan totaled $38.3m

($´000) Current Non-current Total balance

sheet

Less operating

leases1

Less LBP

Factoring2

Less Bankinter

Factoring2 Adj. Gross debt

Bank borrowings 96,412 2,922 99,334 (76,863) (17,934) 4,537

Lease liabilities 7,342 9,514 16,856 (16,580) 276

Debt instruments 15,075 385,911 400,986 400,986

Other financial

liabilities 57,653 37,020 94,673 94,673

Total 176,482 435,367 611,849 (16,580) (76,863) (17,934) 500,472

($´000) Adj. Gross debt

Bank borrowings:

PGE (3) 4,537

4,537

Finance leases:

Other finance leases 276

276

Debt instruments:

Reinstated Senior

Notes 332,472

Super Senior Notes 60,000

Accrued coupon

interest Repurchase

Bond

(641)

Debt issuance costs (6,665)

Accrued coupon

interest 15,820

400,986

Other financial

liabilities:

Reindus loan 57,058

SEPI (5) 32,350

Canada an others

loans (4) 5,265

94,673

Total 500,472

DELIVERING AHEAD OF PLAN WITH NEW POCKETS

OF ENHANCEMENTS BEING DISCOVERED

Commercial Excellence

Footprint Optimization / SG&A

Continuous Operational Improvement

Centralized Procurement

Working Capital $70 million

$180 million

One-off liquidity event

$40 million $50 million

$70 million $75 million

$55 million $70 million

$15 million $30 million

$225 million

$90 million

Value creation area

Initial estimate: Adj. EBITDA

(Run-Rate 2024 Impact)

Revised estimate: Adj. EBITDA

(Run-Rate 2024 Impact)

THANK YOU www.ferroglobe.com 22